February 3, 2005

Office of the Chief Accountant-
SECPS Letter File/Mail Stop 1103
Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Dear Sir:

This is to confirm that on January 28, 2005, Baum & Company, PA has resigned as the auditor of Xenomics, Inc. (Commission File No. 333-103083).

Baum and Company, PA's report on the financial statements of Xenomics, Inc. during the fiscal year ended January 31, 2004 and for the period commencing April 26, 2002 (date of inception) to January 31, 2003, and subsequent interim period, contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended January 31, 2004 and for the period commencing April 26, 2002 (date of inception) to January 31, 2003, and the subsequent interim period preceding the determination to resign as principal accountant, there were no disagreements (either material or immaterial) with Xenomics, Inc. on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Baum and Company, would have caused it to make a reference to the subject matter of the disagreements in connection with its report.

None of the "reportable events" described in Item 304 (a)(1)(v) of Regulation S-K occurred with respect to Xenomics, Inc. within the fiscal year ended January 31, 2004 and for the period commencing April 26, 2002 (date of inception) to January 31, 2003, and the subsequent interim period to the date of our resignation.

Very truly yours,

Joel S. Baum CPA
BAUM AND COMPANY, PA